Suite 2400 865 South Figueroa Street Los Angeles, CA 90017-2566 Andrew Bond 213.633.8666 tel 213.633.6899 fax andrewbond@dwt.com

December 26, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn:	Jonathan Burr
Brigitte Lippmann
Myra Moorsariparambil
Joel Parker
John Coleman

Re:	Gold Torrent (Canada) Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed December 8, 2017
File No. 333-221123

Ladies and Gentlemen:

On behalf of our clients, Gold Torrent (Canada) Inc. a British Columbia, Canada company (“Gold Torrent Canada”) and Gold Torrent, Inc. a Nevada corporation (“Gold Torrent US”), we are responding to the comment letter dated December 19, 2017 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), relating to Gold Torrent Canada’s Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-221123 (the “Registration Statement”).

Securities and Exchange Commission

December 26, 2017

To facilitate the Staff’s review, we have reproduced below the comments contained in the Comment Letter in italics, and included under each comment our response.

In addition, we advise the Staff that we have filed on behalf of Gold Torrent Canada, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. Amendment No. 2 has been revised to reflect Gold Torrent Canada’s responses to the Staff’s comments in the Comment Letter and to incorporate certain other updating and conforming changes. All page numbers below refer to Amendment No. 2, except as otherwise noted.

Material Canadian Federal Income Tax Considerations, page 49

1.	We note that the tax opinion filed as exhibit 8.1 states “[w]e hereby confirm to you that . . . the discussion set forth under the heading “Material Canadian Federal Income Tax Considerations” in the Registration Statement constitutes, in all material respects, an accurate summary of the Canadian federal income tax considerations described therein.” Please disclose in this section that the tax consequences disclosure is the opinion of Gowling WLG (Canada) LLP. For guidance, refer to Staff Legal Bulletin 19, Section III.B.2.

Response: Based on the Staff’s comment, Gold Torrent Canada has revised the disclosure under the heading “Material Canadian Federal Income Tax Considerations” in the Registration Statement to include a reference that the tax consequences disclosure in this section is the opinion of Gowling WLG (Canada) LLP.

Description of Properties, page 70

2.	As an exhibit to your filing please include a written consent from Hard Rock Consulting, LLC for the use of their name and work in your filing.

Response: Based upon the Staff’s comment, Gold Torrent included the written consent of Hard Rock Consulting, LLC as an exhibit to the Registration Statement.

3.	We note your disclosure of economic indicators on page 70 related to the results of your preliminary feasibility study for the Lucky Shot Project that were calculated in accordance to Canadian law. Companies that are incorporated in Canada are generally permitted to include this disclosure under the exception listed in paragraph (b) (5) (3) of Industry Guide 7, however, the disclosure usually includes summary tables of resources and reserves. Please tell us why you do not disclose summary tables of resources and reserves, along with modifying factors, as a precursor to your economic indicators.

Response: Based upon the Staff’s comment, Gold Torrent Canada has revised the disclosure under the section entitled “Description of Properties” on page 70 of the proxy statement/prospectus forming part of the Registration Statement (the “Proxy Statement/Prospectus”) to include summary tables of resources and reserves.

Securities and Exchange Commission

December 26, 2017

4.	We note your reference to a 43-101 technical report throughout your filing. Please tell us if your technical report is required to be filed on Sedar.com and, if not, please revise to clarify your technical report reporting requirements in Canada.

Response: Based on the Staff’s comment, Gold Torrent Canada has revised the disclosure in the Proxy Statement/Prospectus to disclose that the technical report will be filed by Gold Torrent Canada on www.sedar.com after the completion of the transactions outlined in the Proxy Statement/Prospectus.

Notes to Interim Consolidated Financial Statements

Six Months Ended September 30, 2017 and 2016

Note 5. Property, Plant and Equipment, page F-25

5.	We note your response to comment 17 and do not believe you have provided sufficient evidence to support capitalization of development costs considering that you have not established proven and probable reserves. Please provide us with a more robust analysis supporting your accounting treatment, citing the precise authoritative literature used to reach your conclusion.

Response: Based on the Staff’s comment, Gold Torrent Canada has amended the interim financial statements for the three and six month periods ended September 30, 2017 included with Amendment No. 2 and the related notes thereto to expense the development costs associated with Gold Torrent US’s mining operations. Gold Torrent US has also filed an amendment to its Form 10-Q for the quarterly period ended September 30, 2017 to reflect these changes to its interim financial statements.

Exhibit 8.1

6.	We note your statement in the second paragraph that the discussion in the registration statement constitutes an accurate summary of the tax considerations. Please revise to opine on the material tax consequences of the offering. For guidance, refer to Staff Legal Bulletin 19, Section III.C.2.

Response: Based on the Staff’s comment, Gowling WLG (Canada) LLP has revised its legal opinion on Exhibit 8.1 to the Registration Statement to opine on the material tax consequences of the redomicile transaction.

We trust the foregoing to be in order, but should you have any questions or concerns, please do not hesitate to contact the undersigned at (213) 633-8666 or by email at andrewbond@dwt.com.

Yours truly,

DAVIS WRIGHT TREMAINE LLP

/s/ Andrew J. Bond
Andrew J. Bond

cc:	Gold Torrent (Canada) Inc.
Gold Torrent, Inc.